sembcorp

RECEIVED

2009 JAN 12 A 7:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

5 December 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

SUPPL

09045090

Dear Sirs

**Sembcorp Industries Ltd**
**<u>Rule 12g3-2(b) file No. 825109</u>**

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Se[redacted]dustries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED

JAN 16 2009

THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C jesstan/SgxnetAnn/SECltr

dw 1/13

**SEMBCORP INDUSTRIES LTD**
**(Registration No: 199802418D)**

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

| | | | |
|---|---|---|---|
| a) | Date of the ~~sale,~~ transfer~~, cancellation and/or use~~: | 5 December 2008 | |
| b) | Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~: | Executives' Shares Option Plan | |
| c) | Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~: | 625 | |
| d) | Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~: | Before change | 8,398,243 |
| | | After change | 8,397,618 |
| e) | Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~: | Before change | 0.47% |
| | | After change | 0.47% |
| f) | Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~: | S$2,590.97 | |

Kwong Sook May
Company Secretary

5 December 2008

Co Regn No: 199802418D

sembcorp

**Sembcorp Industries appoints Mr Bobby Chin as a Director and member of the Audit Committee**

***Singapore, November 28, 2008*** Sembcorp Industries is pleased to announce the appointment of Mr Bobby Chin Yoke Choong as independent director and a member of Sembcorp's audit committee, both with effect from 1 December 2008.

The Managing Partner of KPMG in Singapore from 1992 until his retirement in September 2005, Mr Chin brings to the board over 30 years' experience in audit and accounting. He serves as the Chairman of Singapore Totalisator Board and also sits on the boards of AV Jennings Ltd, Ho Bee Investment Ltd, Neptune Orient Lines Ltd, Oversea-Chinese Banking Corporation Ltd and Yeo Hiap Seng Ltd.

Mr Chin holds a B. Acc from the University of Singapore. He is a registered member of the Institute of Certified Public Accountants of Singapore and an associate member of the Institute of Chartered Accountants in England & Wales.

For further details on Mr Chin's particulars, please refer to the company's separate release set out in accordance with the SGXNet Template on "Appointment of Independent Director".

By Order of the Board

Ms Kwong Sook May
Company Secretary

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| Announcement of Appointment of Independent Director who is an audit committee member * |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | SEMBCORP INDUSTRIES LTD |
| Company Registration No. | 199802418D |
| Announcement submitted on behalf of | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted with respect to * | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted by * | Kwong Sook May |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 28-Nov-2008 17:08:25 |
| Announcement No. | 00030 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Date of Appointment * | 01-12-2008 |
| Name of person * | Bobby Chin Yoke Choong |
| Age * | 57 |
| Country of principal residence * | Singapore |
| The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) * | - |
| Whether appointment is executive, and if so, the area of responsibility * | Non-Executive Director |
| Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) | Director and Member of the Audit Committee |
| Working experience and occupation (s) during the past 10 years * | Managing Partner, KPMG (1992 to September 2005) |
| Shareholding * in the listed issuer and its subsidiaries * | Nil |
| Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries * | None |
| Conflict of interest (including any competing business) * | Director, Singapore Power Limited |

| >> Other Directorships# |
|---|
| # These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9) |

| | |
|---|---|
| Past (for the last 5 years) | Director, Nanyang Girls' High School<br>Management Committee, Nanyang Kindergarten and Primary School<br>Chairman, Urban Redevelopment Authority<br>Council Member, Singapore Business Federation<br>Chairman, Changi Airports International Pte Ltd |

| | |
|---|---|
| | Chairman, Singapore Changi Airports Enterprise Pte Ltd<br>Director, Stamford Land Corporation Ltd<br>Board of Trustees, Singapore Management University<br>Chairman/Director, The Straits Trading Company Limited |
| Present | Director, Oversea-Chinese Banking Corporation Limited<br>Director, AV Jennings Limited<br>Director, Yeo Hiap Seng Ltd<br>Director, Ho Bee Investment Ltd<br>Director, Neptune Orient Lines Ltd<br>Director, Y C Chin Investment Pte Ltd<br>Director, Singapore Power Limited<br>Director, Frasers Centrepoint Asset Management Ltd<br>Director, Singapore Cooperation Enterprise<br>Chairman, Singapore Totalisator Board<br>Director, Singapore Labour Foundation |

**>> Information required pursuant to Listing Rule 704(7)(h)**

**Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.**

| | | |
|---|---|---|
| (a) * | Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner? | • No |
| (b) * | Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency? | • No |
| (c) * | Whether there is any unsatisfied judgment against him? | • No |
| (d) * | Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose? | • No |
| (e) * | Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach? | • No |
| (f) * | Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has | • No |

| | | |
|---|---|---|
| | been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part? | |
| (g) * | Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust? | • No |
| (h) * | Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust? | • No |
| (i) * | Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity? | • No |
| (j) | Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- | |
| (i)* | any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or | • No |
| (ii)* | any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or | • No |
| (iii)* | any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or | • No |
| (iv)* | any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, | • No |
| | in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust? | |
| (k) * | Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere? | • No |

**>> Information required pursuant to Listing Rule 704(7)(i)**

**Disclosure applicable to the appointment of Director only.**

| | |
|---|---|
| Any prior experience as a director of a listed company? | • Yes |
| If yes, please provide details of prior experience. | Appointed as a Director on a few public listed companies:-<br>2005 - Oversea-Chinese Banking Corporation Limited |

2006 - Yeo Hiap Seng Limited
2006 - Ho Bee Investment Limited
2006 - Neptune Orient Lines Limited

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